Free Writing Prospectus

Dated July 18, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-210467

NEWS RELEASE

NCI Building Systems Provides 2016 Third Quarter Guidance Update

HOUSTON, July 18, 2016 – NCI Building Systems, Inc. (NYSE: NCS) (“NCI” or the “Company”) today provided an operational update and raised the Company’s fiscal third quarter 2016 guidance.

Norman C. Chambers, Chairman and Chief Executive Officer, commented, “We are pleased to issue improved guidance for our third quarter. The increased business activity we have experienced over the past several months is providing increasing confidence and visibility on the second half of our 2016 fiscal year performance. As a result of our manufacturing and supply chain initiatives, combined with strong commercial focus and discipline in a rising steel price environment, we have been able to generate both top and bottom line growth at a faster pace than originally anticipated during the third quarter.”

Fiscal Third Quarter 2016 Guidance	As of May 31, 2016	As of July 18, 2016
Revenue	$435 - $455 million	$458 - $469 million
Gross Profit Margin	23.0% - 25.5%	26.5% - 28.0%
ESG&A Expenses	$74.5 - $77.5 million	$78.5 - $81.0 million
Adjusted EBITDA(1)	N/A	$53.0 - $63.0 million
Intangible Asset Amortization (Included in total D&A below)	$2.3 - $2.5 million	$2.3 - $2.5 million
Total Depreciation and Amortization	$10.5 - $11.5 million	$10.5 - $11.5 million
Interest Expense	$7.3 - $7.8 million	$7.3 - $7.8 million
Effective Tax Rate	32.0% – 35.0%	32.0% – 35.0%
Diluted Shares(2)	73.1 million	73.7 million
Capital Expenditures (annual)	$27 - $30 million	$27 - $30 million

Note: Information in the table above excludes special charges, if any, related to certain restructuring programs and similar matters.

(1) Adjusted EBITDA is not prepared in accordance with U.S. GAAP and should not be construed as an alternative to reported results determined in accordance with U.S. GAAP. Adjusted EBITDA is defined as net income (loss) before interest expense, income tax expense (benefit) and depreciation and amortization, adjusted for items broadly consisting of selected items which management does not consider representative of our ongoing operations and certain non-cash items of the Company. Management believes the use of Adjusted EBITDA assists investors in understanding the ongoing operating performance of the Company by presenting the financial results between periods on a more comparable basis. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as, or similar to, some of the adjustments in Adjusted EBITDA.

A reconciliation of the forecasted range for Adjusted EBITDA for the third quarter of fiscal 2016 is not included in this release due to the number of variables in the projected range for the third quarter of fiscal 2016 Adjusted EBITDA and because we are currently unable to quantify accurately certain amounts that would be required to be included in the GAAP measure or the individual adjustments for such reconciliation. In addition, we believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors.

(2) The diluted common share guidance does not give effect to any potential share repurchase (or issuances) occurring after the date of this release.

Guidance for the fiscal third quarter 2016 was previously provided on May 31, 2016 in conjunction with the Company’s fiscal second quarter earnings conference call.

Fourth Quarter Outlook

The Company expects the fiscal 2016 fourth quarter results to be broadly in-line with this year’s fiscal third quarter, resulting in a solid second half performance.

Cautionary Statement Regarding Update to Fiscal Third Quarter 2016 Outlook and Expectations With Respect to Fiscal Fourth Quarter 2016

The estimated results for the third quarter of fiscal 2016 and our expectations with respect to the fourth quarter of fiscal 2016 contained in this release are forward-looking statements based on management’s estimates as of the date of this press release, and our actual results may be materially different from these estimated results and expectations. They are estimates, unaudited and reflect management’s current views with respect to future results and may change as a result of industry or other developments, management’s review of our actual results and other factors, including, among others, unexpected costs associated with operating our business and the performance of our business. These expected financial results are based upon a number of assumptions and estimates that are in turn based on our analysis of the various factors which currently impact our business. These assumptions and estimates are inherently uncertain and subject to significant business, operational, economic and competitive uncertainties and contingencies. Other assumptions relate to risks and uncertainties beyond our control, including, among others, the economic environment in which we operate and developments in our industry. Our actual results for the third quarter of fiscal 2016 and the fiscal fourth quarter 2016 may differ materially from the estimates and expectations contained in this release if any of these assumptions prove incorrect. Accordingly, you should not place undue reliance on these estimated results and they should not be viewed as a substitute for our historical financial information presented in the Company’s SEC filings, including our consolidated financial statements and the related notes. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these estimated results and does not express any opinion or any other form of assurance with respect thereto.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. “Forward-looking statements” include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as “may,” “might,” “will,” “could” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “seek,” “designed,” “assume,” “implied,” “believe,” “guidance,” “potential,” “forecast,” “estimate” and other similar expressions. These forward-looking statements reflect our current expectations, assumptions and/or beliefs concerning future events, in particular, statements regarding our estimated results for the third quarter of fiscal 2016 and our expectations with respect to the fourth quarter of fiscal 2016. As a result, these forward-looking statements rely on a number of assumptions, forecasts, and estimates and, therefore, these forward-looking statements are subject to a number of risks and uncertainties that may cause the Company's actual performance to differ materially from that projected in such statements. Among the factors that could cause actual results to differ materially include, but are not limited to, the risks outlined in the Company's SEC filings, including under Part I, Item 1A. “Risk Factors” in the Company's Annual Report on Form 10-K for the fiscal year ended November 1, 2015. The Company expressly disclaims any obligation to release publicly any updates or revisions to these forward-looking statements to reflect any changes in its expectations. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Any forward-looking statement presented in this release is made only as of the date of this release, and we undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or other factors, except as otherwise required by law.

NCI has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents NCI files with the SEC for more complete information about NCI and this offering. Information about the offering is available in the preliminary prospectus supplement being filed today with the SEC. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering, and the final prospectus supplement, when available, may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com, or Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (800) 831-9146, or RBC Capital Markets, LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, New York 10281, or by telephone at (877) 822-4089, or by email at equityprospectus@rbccm.com, or UBS Securities LLC, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, New York 10019, or by telephone at (888) 827-7275, or by visiting the SEC’s website located at www.sec.gov.

About NCI Building Systems

NCI Building Systems, Inc. is one of North America's largest integrated manufacturers of metal products for the nonresidential building industry. NCI is comprised of a family of companies operating manufacturing facilities across the United States, Canada, Mexico and China with additional sales and distribution offices throughout the United States and Canada. For more information visit www.ncibuildingsystems.com.

Contact:

K. Darcey Matthews

Vice President, Investor Relations

281-897-7785